AMERICA MOVIL STARTS OPERATIONS IN NICARAGUA

MEXICO CITY (MEXICO), December 23, 2002. America Movil, S.A. de C.V. (America Movil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] announced today that it has begun wireless operations in Nicaragua through its subsidiary Servicios de Comunicaciones de Nicaragua, S.A., which operates under the PCS Digital brand name.

On September 19 America Movil announced that it had acquired from the Nicaraguan Government a concession to provide PCS wireless services in Nicaragua in the 1900 megahertz spectrum. It immediately initiated work leading to the construction of a GSM network in the country.

The network has been completed in the capital city of Managua and it is expected that nationwide coverage will be attained shortly.

About America Movil

America Movil is the leading provider of wireless services in Latin America. It has more than 30 million wireless subscribers across the continent.